Filed by Neogen Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Neogen Corporation
Commission File No.: 000-17988

The following presentation will be used by Neogen Corporation in connection with certain conferences the company is participating in commencing in March 2022.
 [Conference Name]  March [ ], 2022

 Disclaimer    Cautionary Notes on Forward Looking StatementsThis communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Actof1995, including statements regarding the proposed transaction between Neogen (“Neogen”), 3M (“3M”) and SpinCo (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,”“forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of theproposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.These forward-looking statements are based on Neogen and 3M current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit,delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Neogen may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Neogen, 3M and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined Neogen –SpinCo company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Neogen and SpinCo, on the expected timeframe or at all; (6) the ability of the combined Neogen-SpinCo company to implement its business strategy; (7) difficulties and delays in the combined Neogen-SpinCo company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) theoccurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transactionisnot obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Neogen and 3M’s reports filed with the SEC, including Neogen and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.Any forward-looking statements speak only as of the date of this communication. None of Neogen, 3M or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.Important Information About the Transaction and Where to Find ItIn connection with the proposed transaction, Neogen and SpinCo intend to file relevant materials with the SEC. Neogen intends to file a registration statement on Form S-4 that will include a prospectus relating to the proposed transaction and also intends to file a separate proxy statement in connection therewith. In addition, SpinCo expects to file a registration statement on Form S-4/S-1 in connection with its separation from 3M which also will contain a prospectus relating to the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, SPINCO AND THE PROPOSED TRANSACTION. The registration statements, prospectuses, proxy statement and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents, once available, and each of the companies’ other filings with the SEC, also will be available free of charge onNeogen’s website at http://www.Neogen.com/investor-relations or on 3M's website at https://investors.3m.com/ir-home/default.aspx.Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, Neogen, 3M and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Neogen in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Neogen in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the registration statements, prospectuses and proxy statement when they are filed with the SEC. Information about the directors and executive officers of Neogen may be found in its Annual Report on Form 10-K filed with the SEC on July 30, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of 3M may be found in its Annual Report on Form 10-K filed with the SEC on February 4, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders filed with the SEC on March 24, 2021. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.No Offer or SolicitationThis communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of theSecurities Act of 1933, as amended.

 We will continue to play a key role in enhancing the safety, quality and quantity of the global food supply for our rapidly growing population  Neogen’s Mission and Vision for the Future  The mission of   Neogen Corporation  is to be the leading company  in the development and marketing  of solutions for food and animal safety  Our VISION for the FUTURE  For almost 40 years we have been committed to improving the security of the global food supply

 A Unified Food Security Solution                      Genomic Improvement  Regulatory Focus  Biosecurity & Hygiene  Diagnostic Screening  Processing  Testing and Compliance  Consumer  Agriculture andFarm Production  Feed Production  Food Security

Neogen At a Glance

Diversified Global Platform	$503mm *LTM Revenue*	~50% / ~50% *Food / Animal Safety Revenue Mix*	>140 *Countries*
Strong Growth Profile	~9% *FY 2021 Organic Growth Across the Portfolio*	~15% *22-Year Revenue CAGR*	50+ *Acquisitions Historically*

5

Source: Company filings and FactSet.
Note: U.S. dollars in millions. Financials reflect LTM period as of November 30, 2021.

©2022 Neogen Corporation. All rights reserved.

Neogen's Product Offerings

Food Safety *Protecting the Food Supply*	Animal Safety *Ensuring Wellbeing of Livestock & Pets*	Genomics *Improving Food Security*
▪ Food safety products that reach all segments of the food, beverage and feed industries ▪ Solutions include: rapid diagnostics for the detection of unintended substances, sanitation verification tools and innovative pathogen tests	▪ Develop solutions for animal protein, animal performance and companion animal segments ▪ Offer veterinary instruments and supplies, cleaners and disinfectants for farm and veterinary settings, insecticides and rodenticides to limit the spread of disease	▪ Develop solutions that allow protein producers to make educated breeding decisions ▪ Solutions improve efficiency of herds, help breed associations verify parentage, and enable food safety professionals to identify bacterial strains associated with disease outbreaks



Corporate and Food Safety Headquarters:
Lansing, Michigan



Headquarters:
Lexington, Kentucky



Headquarters:
Lincoln, Nebraska

Product offerings across Neogen's food safety, animal safety and genomics platforms help solve our customers' global food security challenges

NEOGEN®

6

©2022 Neogen Corporation. All rights reserved.

Neogen's Product Offerings Detail

Food Safety
Protecting the Food Supply

Category		LTM Rev.	YoY % Growth
Natural Toxins, Allergens & Drug Residues	▪ Test kits for food allergens, mycotoxins, and foodborne pathogens	$79	+6%
Bacterial & General Sanitation	▪ ATP sanitation tests ▪ Pathogens test kits ▪ Listeria test kits	$46	+13%
Culture Media & Other	▪ Applications include bacterial testing and the growth of beneficial bacteria	$69	+36%
Rodenticides, Insecticides & Disinfectants	▪ Cleaners, disinfectants and insecticides for food safety customers	$37	+15%

LTM Total FS Rev. $230mm

Animal Safety
Ensuring Wellbeing of Livestock & Pets

Category		LTM Rev.	YoY % Growth
Rodenticides, Insecticides & Disinfectants	▪ Ramik and Havoc ▪ Acid-A-Foam and FarmFluid S	$79	+7%
Veterinary Instruments & Disposables	▪ Instruments used for the delivery of antibiotics and vaccines	$57	+30%
Animal Care & Other	▪ Wound care ▪ Injectable vitamin products	$39	+25%
Life Sciences	▪ Drug detection immunoassay test kits	$6	+3%

LTM Total AS Rev. $181mm

Genomics
Improving Food Security

Category		LTM Rev.	YoY % Growth
Food Safety Genomic Services	▪ Lab testing services for large-herd beef, dairy cattle, swine and poultry, along with 16S metagenomics and STEC confirmation	$22	+16%
Animal Safety Genomic Services	▪ Lab testing services for large-herd beef and dairy cattle, swine and poultry	$70	+12%

LTM Total Genomics Rev. $92mm

NEOGEN

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Note: U.S. dollars in millions. Financials reflect LTM period as of November 30, 2021. Numbers may not sum to 100% due to rounding.

©2022 Neogen Corporation. All rights reserved.

Neogen's Market Opportunity

Serving Large and Growing Markets…		
	Market Size	LT Growth Rate
Food Safety	$18 – 25 billion	6 – 8%
Animal Safety	$50 – 60 billion	4 – 6%
Genomics	~$1 billion	10 – 15%

…with Attractive Long-Term Fundamentals

Significant Tailwinds

- Increasing health conscious consumers
- Increasing food allergies
- COVID crisis impact on food safety concerns
- Rising incomes in emerging markets
- Technology innovation leading to broader adoption of testing across supply chain
- Increasing incidents with pathogen contamination

Increasing Supply Chain Complexity



Processor
Manufacturer
Grower
Regulator
Consumer
Shipper
Retailer

Significant opportunity to achieve long-term success in this attractive and rapidly growing category

8

©2022 Neogen Corporation. All rights reserved.

 Neogen’s Digital Technologies  Neogen’s digital ecosystem combines leading diagnostics and digital solutions to achieve: plant mapping and aggregated data services, enhanced customer value associated with the digital platform and compelling SaaS business models in food production plants  Food Safety Analytics  Genomics  Blockchain  Major investment in digital products following the FDA’s ‘Smarter Era of Food Safety’Increased testing and complexity creates needs for digital platforms  Improving feed efficiency with cattle genetic testingData services core competency  Well positioned with genomics and supply chain traceabilityLegislation and consumer preferences creating demand

How Neogen Wins in the Marketplace

Brand	▪ Reputation of dependability, trust and care at every step of the global food chain ▪ Genomics, Biosecurity, Veterinary Care and Advanced Diagnostics protect the global food supply
Product Offering	▪ Broad product offering food safety diagnostics, animal care products and Agri genomics products ▪ Diagnostics are Fast, Accurate, Cost effective and Easy to use
Product Innovation	▪ ~110 scientists working together to create next generation tools to support overall Food Security ▪ Robust new product idea process with several launches planned for the next few years
Customer Intimacy	▪ Over 100 sales staff globally including sales management, key account directors, territory managers and inside sales representatives directly interfacing with our customer base daily ▪ Multilingual Customer Service staff engaging customer base
Global Footprint	▪ Sales offices in 13 countries, manufacturing in US, U.K. and Brazil ▪ Presence in >140 countries (direct or distribution partner)

Neogen's comprehensive offering is well positioned to offer value across a broad range of industries, technology platforms and markets

NEOGEN

10

©2022 Neogen Corporation. All rights reserved.

Neogen and 3M Food Safety – A Compelling Combination

Creating a Global Leader in Food Security

Neogen	3M Food Safety
A leading pure play food security company, spanning food safety, animal safety and genomics	A leader in food safety solutions
Comprehensive product offerings and deep customer relationships	A leading Indicator Testing brand with Petrifilm™ and expanded product offering serving a global customer base
Double-digit long-term revenue growth track record through strong organic growth and M&A	Double-digit long-term revenue growth track record
Established genomics, analytics and blockchain capabilities	Premium margin profile with >95% revenue from consumable products
Strong management team with >2,000 talented employees globally	~470 talented employees globally

Combined Company

Broader
product offerings to enhance customer solutions

Increased
resources to serve global customers

Shared
innovation expertise and customer focus

~$1 billion
expected revenue trajectory(1)

~10%
expected long-term revenue growth rate

~30%
expected EBITDA margin

(1) Estimated revenue for the pro forma company in first 12 months post-close.

NEOGEN 11

©2022 Neogen Corporation. All rights reserved.

Neogen and 3M Food Safety Combination Highlights

NEOGEN + 3M Food Safety

1. Combination of complementary food safety businesses creates a leading global pure play food security company with an expected ~$1 billion revenue trajectory(1)
2. Expansive product solutions enable the combined company to provide solutions for a global customer base
3. Complementary, diverse, blue chip customer base
4. Innovation engine to create breakthrough products in existing areas and capitalize on genomics and analytics opportunities
5. Global infrastructure and detailed integration plan in place to optimize value from the combination
6. Strong financial profile; expected double-digit revenue growth and ~30% EBITDA margins
7. Opportunity to accelerate growth and enhance margins due to the synergistic nature of the combined company

(1) Estimated revenue for the pro forma company in first 12 months post-close.

©2022 Neogen Corporation. All rights reserved.

NEOGEN 12

Expansive Product Offerings

Neogen	3M Food Safety	Combined Company



Culture Media
Genomics
Bacterial & Sanitation
~10%
~20%
~10%
% of Revenue
~15%
Toxins, Allergens & Residues
~35%
~10%
Animal Safety
Other Food Safety

~45% Food Safety



Allergen Testing
Pathogen Detection
<5%
~10%
Sample Handling
~15%
% of Revenue
~50%
Indicator Testing
~20%
Hygiene Monitoring

~100% Food Safety



Genomics
Indicator Testing
Animal Safety
~10%
~25%
~20%
% of Revenue
~5%
Other Food Safety
~5%
~25%
~10%
Culture Media
Bacterial & Sanitation
Toxins, Allergens & Residues

~70% Food Safety

Combination improves weighting towards stable growth food safety business with strong positions in attractive product categories

Note: Reflects approximate revenue mix. Bacterial & Sanitation includes Hygiene Monitoring, Sample Handling and Pathogen Detection. Toxins, Allergens & Drug Residues includes Allergen Testing.

NEOGEN 13

©2022 Neogen Corporation. All rights reserved.

     Complementary, Diverse, Blue Chip Customer Base  Food & Beverage  Contract Labs  Other    Deep relationships with a diverse group of customers across the world better served by the combined company

Robust Innovation Engine

	Neogen		3M Food Safety	Combined Company
Long-Standing History of Innovation	35+ Years	+	35+ Years	Combined 70+ Years of Industry-Defining Innovation
Deeply Experienced Team	~110 Scientists & Engineers	+	~90 Scientists & Engineers	~200 Scientists & Engineers
Expanded Patent Portfolio	~100 Granted Patents + ~25 Pending Patents	+	~360 Granted Patents + ~125 Pending Patent Applications	An Expanded Patent Portfolio with ~460 Granted Patents
Recent Successful New Product Innovations	~60 Successful Products Developed Over Last 2 Years	+	Category Defining Innovation (e.g., Petrifilm™)	New Product Innovations Contributing to Enhanced Growth Potential
Fulsome Pipeline of New Product Innovations	~50 New Products in Development and Slated for Launch Over Next 2 Years	+	~5 New Products in Development and Slated for Launch Over Next 2 Years	~55 New Products in Development

Combined company will have extensive R&D capabilities with deep knowledge in microbiology, genomics, biochemistry, immunodiagnostics and instruments

NEOGEN® 15

©2022 Neogen Corporation. All rights reserved.

Global Infrastructure to Capture Growth Opportunity

Combined company will cover the globe designing, manufacturing and delivering food security products and services


Scotland
Bridgend
Canada
England
Ireland
Lansing Expansion
United States
Italy
New Lansing facility expansion.
China
India
Bridgend facility manufactures 3M Food Safety hygiene monitoring products.
Mexico
Central America
Brazil
Uruguay
Argentina
Chile
Australia
NEOGEN Office
Genomics Lab
New Facility
New Sales & Marketing

NEOGEN 16

©2022 Neogen Corporation. All rights reserved.

Preliminary Integration Planning Update

IT	▪ Go-forward ERP and CRM solutions selected – ERP footprint drafted ▪ Discovery sessions and integration program underway
Supply Chain	▪ Indirect procurement to be assumed day 1 ▪ Direct procurement to be assumed by end of transition services ▪ Presents opportunity for cost synergies
Manufacturing Facility Footprint	▪ Manufacturing transition plan finalized ▪ New Lansing site to be operational by end of transition services ▪ Stand-up of Bridgend facility on day 1 ▪ New R&D and technical service laboratories in Minnesota to retain critical talent
Personnel / Human Resources	▪ Central change management & communications team established ▪ Initiatives to ensure smooth 3M Food Safety employee integration underway ▪ Tools for day 1 employee experience under development

Neogen Integration Management Office has been stood up to drive process & value creation

NEOGEN 17

©2022 Neogen Corporation. All rights reserved.

Strong Pro Forma Financial Profile

Expected financial profile in the first full year post closing

	Neogen	3M Food Safety	Combined Company
Revenue	Mid $500 million	Mid $400 million	~$1 billion
Adjusted Gross Margin %	High 40%	Low 60%	Low 50%
Adjusted EBITDA	~$125 million	~$175 million	~$300 million
Adjusted EBITDA Margin	>20%	~40%	~30%
Net Leverage (at closing)			<2.5x

Combination is expected to enhance Neogen's financial profile, with expected double-digit revenue growth and ~30% EBITDA margins

NEOGEN 18

©2022 Neogen Corporation. All rights reserved.

Well-Positioned to Extend Track Record of Growth

Neogen and 3M Food Safety Revenue Growth (FY2000 – FY2021)



22-Year Combined CAGR: ~13%
22-Year CAGR: ~10% (largely organic)
22-Year CAGR: ~15% (organic + M&A)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Neogen
3M Food Safety

Both Neogen and 3M Food Safety have a long track record of double-digit revenue growth

Note: Financials reflect fiscal year ending May 31.

NEOGEN 19

©2022 Neogen Corporation. All rights reserved.

Key Takeaways

1. *Compelling opportunity for investment exposure in attractive, high-growth food safety arena*
2. *Expansive product solutions enable Neogen to provide solutions for a global customer base*
3. *Complementary and diverse customer reach*
4. *Robust innovation pipeline creating breakthrough products and capitalizing on genomics and analytics opportunities*
5. *Established global presence with ample opportunity for further international growth*
6. *Strong financial profile: expected ~$1bn revenue trajectory[(1)], double-digit growth and ~30% EBITDA margins*

NEOGEN 20

(1) Estimated revenue for the pro forma company in first 12 months post-close.

©2022 Neogen Corporation. All rights reserved.